FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   February, 2004
                 -----------------

Commission File Number     0-29546
                       ------------

                           America Mineral Fields Inc.
                    ---------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
      -------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No X
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Auditors' Report to the shareholders

We have audited the consolidated balance sheets of America Mineral Fields Inc. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/"KPMG LLP"
Chartered Accountants

Vancouver, Canada
December 19, 2003, except as to note 9(b) which is as of January 22, 2004


Comments by Auditors for US Readers on Canada-US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated December 19, 2003, except as to note 9(b) which is as of January 22, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


/s/"KPMG LLP"
Chartered Accountants

Vancouver, Canada
December 19, 2003, except as to note 9(b) which is as of January 22, 2004

Consolidated Balance Sheets
(Expressed in United States dollars)

October 31, 2003 and 2002

------------------------------------------------------------------------ -------------------- --------------------
                                                                                        2003                 2002
------------------------------------------------------------------------ -------------------- --------------------
------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
        Cash and cash equivalents                                        $       19,267,489   $        2,065,220
        Amounts receivable and prepaid expenses                                     288,897              199,883
        ---------------------------------------------------------------- -------------------- --------------------
                                                                                 19,556,386            2,265,103

Equipment (note 4)                                                                   25,709               45,563

Mineral properties (note 5)                                                       2,483,404              599,426

Mineral property evaluation costs (note 6)                                        4,331,137            4,269,478
------------------------------------------------------------------------ -------------------- --------------------

                                                                         $       26,396,636   $        7,179,570
------------------------------------------------------------------------ --- ---------------- --- ----------------

Liabilities and Shareholders' Equity

Current liabilities
        Accounts payable and accrued liabilities                         $          927,166   $          317,280

Shareholders' equity:
        Share capital (note 9)                                                   59,293,827           39,243,378
        Contributed surplus (note 9(e))                                           2,095,310                    -
        Deficit                                                                 (35,919,667)         (32,381,088)
        ---------------------------------------------------------------- -------------------- --------------------
                                                                                 25,469,470            6,862,290
------------------------------------------------------------------------ -------------------- --------------------

                                                                         $       26,396,636   $        7,179,570
------------------------------------------------------------------------ --- ---------------- --- ----------------

Nature of operations (note 1)
Commitments and contingencies (note 13)
Subsequent events (notes 5(b) and 9(d))


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ "Tim Read"                          /s/ "Paul MacNeill"
Tim Read, Director                      Paul MacNeill, Director

Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 2003, 2002 and 2001

------------------------------------------------------- ------------------- -------------------- -------------------
                                                                      2003                 2002                2001
------------------------------------------------------- ---------------------------------------- -------------------

Administration costs:
       Amortization                                     $           17,065  $            31,550  $           44,534
       Bank charges and interest                                     5,781                7,027               6,818
       Investor relations                                          196,929              115,669             145,491
       Office and administration                                   321,650              284,909             289,140
       Professional fees                                           372,336              306,560             316,425
       Regulatory authorities filing fees                           15,600               12,010               5,844
       Salaries and wages                                          887,739              814,114             897,621
       Stock-based compensation (note 9(d))                      1,870,310                    -                   -
       Transfer agent                                               11,528               12,005              16,845
       Travel and accommodation                                     33,530              106,681              41,855
       ------------------------------------------------ --- --------------- -- ----------------- -- ----------------
       ------------------------------------------------ --- --------------- -- ----------------- -- ----------------
                                                                 3,732,468            1,690,525           1,764,573

Other:
       Interest income                                             (20,672)             (27,380)           (153,320)
       Gain on sale of property, plant and equipment                  (375)             (10,646)                  -
       Other income                                                 (5,000)             (20,000)               (389)
       Write-down of equipment                                           -                    -              43,177
       Write-down of mineral properties (note 5)                         -            1,824,127             468,257
       Write-down of convertible loan (note 7)                           -                    -             480,000
       Write-down of accounts receivable                                 -                5,799                   -
       Mineral property evaluation costs                             4,021               45,151             197,442
       Foreign exchange loss (gain)                               (171,863)              25,498              (8,680)
       ------------------------------------------------ --- --------------- -- ----------------- -- ----------------
                                                                  (193,889)           1,842,549           1,026,487
------------------------------------------------------- ------------------- -------------------- -------------------

Loss for the year                                               (3,538,579)          (3,533,074)         (2,791,060)

Deficit, beginning of year                                    (32,381,088)         (28,848,014)         (26,056,954)
------------------------------------------------------- ------------------- -------------------- -------------------
------------------------------------------------------- ------------------- -------------------- -------------------

Deficit, end of year                                    $     (35,919,667)   $     (32,381,088)  $     (28,848,014)
------------------------------------------------------- --- --------------- --- ---------------- --- ---------------

Basic and diluted loss per share                         $          (0.10)    $          (0.11)  $          (0.09)

Weighted average number of common shares
   outstanding                                                 37,116,816           32,119,742         32,119,742

------------------------------------------------------- --- --------------- ---- --------------- -- ---------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended October 31, 2003, 2002 and 2001

------------------------------------------------------- ------------------- -------------------- ------------------
                                                                      2003                 2002               2001
------------------------------------------------------- ------------------- -------------------- ------------------
------------------------------------------------------- ------------------- -------------------- ------------------

Cash provided by (used in):

Operations:
       Loss for the year                                $       (3,538,579) $        (3,533,074)  $     (2,791,060)
       Items not involving cash:
           Amortization                                             17,065               31,550             44,534
           Gain on disposal of equipment                              (375)             (10,646)                 -
           Stock-based compensation                              1,870,310                    -                  -
           Write-down of equipment                                       -                    -             43,177
           Write-down of mineral properties                              -            1,824,127            468,257
           Write-down of convertible loan                                -                    -            480,000
           Write-down of accounts receivable                             -                5,799                  -
       Changes in non-cash operating working capital:
           Decrease (increase) in amounts receivable
             and prepaid expenses                                  (89,014)             121,981            (88,243)
           Increase (decrease) in accounts payable
             and accrued liabilities                               609,886             (340,011)          (739,443)
       --- -------------------------------------------- ------------------- -------------------- ------------------
       ------------------------------------------------ ------------------- -------------------- ------------------
                                                                (1,130,707)          (1,900,274)        (2,582,778)

Investments:
       Purchase of equipment                                       (10,755)              (6,730)            (6,806)
       Proceeds on sale of equipment                                   375               12,176                780
       Expenditures on mineral properties                       (1,647,028)          (1,637,721)        (2,172,855)
       Proceeds on sale of Chapada Mineral
         properties                                                      -              275,000            275,000
       Expenditures on mineral property evaluation
         costs, net                                                (60,065)            (108,109)          (221,318)
       Kipushi option purchase fee                                       -                    -             50,000
       Repayment of convertible loan                                     -                    -            320,000
       ------------------------------------------------ ------------------- -------------------- ------------------
                                                                (1,717,473)          (1,465,384)        (1,755,199)

Financing:
       Issue of share capital for cash, net                     20,050,449                    -
------------------------------------------------------- ------------------- -------------------- -----------------

Increase (decrease) in cash                                     17,202,269           (3,365,658)       (4,337,977)

Cash, beginning of year                                         2,065,220            5,430,878          9,768,855
------------------------------------------------------- ------------------- -------------------- -----------------
------------------------------------------------------- ------------------- -------------------- ------------------

Cash, end of year                                       $      19,267,489    $       2,065,220   $      5,430,878
------------------------------------------------------- -- ---------------- --- ---------------- -- ---------------
------------------------------------------------------- ------------------- -------------------- ------------------

Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.

Supplementary information:
       Interest received, net                           $           20,672  $            27,380   $        153,320
       Warrants issued for mineral property
          participation, being a non-cash financing
          and investing activity                                   225,000                    -                  -

------ ------------------------------------------------ ------------------- -------------------- ------------------
------ ------------------------------------------------ ------------------- -------------------- ------------------

See accompanying notes to consolidated financial statements.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

1.      Nature of operations:

         America Mineral Fields Inc., was incorporated under the laws of British Columbia and continued under the Business Corporations Act (Yukon) on August 11, 1995. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties.

         The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

        A significant portion of the Company's assets and operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in these emerging nations can be affected by changing economic, regulatory and political situations in Angola and the Democratic Republic of Congo.

        If the Company is unable to achieve its short-term business objectives it may be required to reduce operations.


2.      Significant accounting policies:

        These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 14.

        (a) Basis of presentation and consolidation:

              The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company's 50% investment in the Congo Mineral Developments Limited ("CMD") joint venture was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD (note 5(a)). Under the proportionate consolidation method, the Company recognized its 50% proportionate shares of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from that date forward.

        (b) Foreign currency translation:

             The functional currency of the Company and its subsidiaries is the United States dollar as it represents the primary currency in which the Company operates. The Company follows the temporal method of translation for foreign currency transactions and translation of financial statements of operations that are denominated in a foreign currency.

             Under the temporal method, monetary items denominated in foreign currency are translated into US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

        (c) Cash equivalents:

              Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

2.      Significant accounting policies (continued):

        (d)   Equipment:

              Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

             ---------------------------------------------------- --------------
             ---------------------------------------------------- --------------
             Asset                                                    Rate
             ---------------------------------------------------- --------------
             ---------------------------------------------------- --------------

             Exploration equipment                                    20%
             Office equipment                                         20%
             Automobiles                                              25%

             ---------------------------------------------------- --------------
             -------------------------------------------------------------------

        (e) Mineral properties:

              The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

              The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

        (f) Mineral property evaluation costs:

              The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future, and the potential for recovery of the capitalized costs. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

              The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

        (g) Stock-based compensation:

              The Company has a stock option plan which is described in note 9(d). Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively.

              As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 9(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. Existing options that were modified due to the stock option plan amendment are accounted for as if a new grant and are included in this expense.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

2.      Significant accounting policies (continued):

        (g) Stock-based compensation (continued):

              Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. Consideration received on the exercise of stock options is recorded as share capital.

        (h) Income taxes:

              Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized and the Company's net future tax assets are fully offset by a valuation allowance.

        (i) Loss per share:

              Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. However, diluted loss per share is the same as basic loss per share when the Company is in a loss position. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

        (j) Disclosures about fair value of financial instruments:

              The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short term to maturity of those instruments.

        (k) Use of estimates:

              The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and projects and the determination of the existence and value of tax assets used to calculate future income tax liabilities and assets and the related valuation allowance. Actual results could differ from those estimates.

        (l) New accounting standards for exploration for 2001 onwards:

              In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled "Enterprises in the Development Stage" - ("AcG 11"). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the Company's 2001 fiscal year.

              In March 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-126 - "Accounting by Mining Enterprises for Exploration Costs" which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

2.      Significant accounting policies (continued):

        (l) New accounting standards for exploration for 2001 onwards
            (continued):

              EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

              The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

              AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment, because, to the date of these consolidated financial statements, no pre-operating costs have been deferred.


3.      Loan receivable and loan payable:

        During the year ended October 31, 1999, CMD loaned $2,000,000 to each of the Company and the other 50% investor in the CMD joint venture. The loans were due on demand, non-interest bearing and unsecured.

        Effective May 31, 2002, the Company acquired the 50% of CMD that it did not already own and assumed the $2,000,000 debt owed to CMD by the other joint venture party (note 5(a)). Accordingly, each of these loans now eliminates on consolidation of CMD.

4.      Equipment:

        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated            Net book
        2003                                                      Cost          amortization               value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Exploration equipment                       $           41,935    $          41,935   $                -
        Office equipment                                       267,541              244,402               23,139
        Automobiles                                            203,989              201,419                2,570
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $          513,465    $         487,756   $           25,709
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------


        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated            Net book
        2002                                                      Cost          amortization               value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Exploration equipment                       $           41,935    $          41,550   $              385
        Office equipment                                       272,931              242,330               30,601
        Automobiles                                            276,760              262,183               14,577
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $          591,626   $          546,063   $           45,563
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------


Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

5.      Mineral properties:

        Amounts deferred in respect of mineral properties consist of the following:

       ----------------------------------- ------------------ ------------------- ----------------- --------------
       2003                                     DRC Kolwezi              Angola    Zambia Solwezi          Total
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2002             $   8,196,687          $  402,738              $  1     $8,599,426

       Deferred gain on contribution to
         joint venture                           (8,000,000)                  -                 -     (8,000,000)
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, net, October 31, 2002              196,687             402,738                 1        599,426

       Capital equipment                             26,347               1,084                 -         27,431
       Consulting                                   457,820              40,413                 -        498,233
       Engineering                                   12,091                   -                 -         12,091
       Exploration office and accounting            112,554              18,979                 -        131,533
       Geology                                       27,452              23,573                 -         51,025
       Interest received                             (3,084)                  -                 -         (3,084)
       Legal                                        435,832              72,534                 -        508,366
       Other                                          3,097                 659                 -          3,756
       Salaries                                     364,217              32,644                 -        396,861
       Site management                               31,802              42,864                 -         74,666
       Travel                                        98,993              84,107                 -        183,100
       ----------------------------------- ------------------ ------------------- ----------------- --------------
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                  1,567,121             316,857                 -      1,883,978
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Balance, October 31, 2003               $  1,763,808          $  719,595              $  1   $  2,483,404
       ----------------------------------- ------------------ ------------------- ----------------- --------------


       ----------------------------------- ------------------ ------------------- ----------------- --------------
       2002                                     DRC Kolwezi              Angola    Zambia Solwezi          Total
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2001              $  6,847,644          $  100,251      $  1,824,128   $  8,772,023

       Capital equipment                             30,770                   -                 -         30,770
       Consulting                                    86,866              62,358                 -        149,224
       Engineering                                  144,094                   -                 -        144,094
       Exploration office and accounting             89,493              67,333                 -        156,826
       Geology                                       21,379                   -                 -         21,379
       Interest received                            (37,319)                  -                 -        (37,319)
       Legal                                        343,640              84,968                 -        428,608
       Other                                         14,803               1,492                 -         16,295
       Salaries                                     529,262              17,096                 -        546,358
       Site management                               73,722                   -                 -         73,722
       Travel                                        52,333              69,240                 -        121,573
       -----------------------------------
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                  1,349,043             302,487                 -      1,651,530

       Write-off of mineral properties                    -                   -        (1,824,127)    (1,824,127)
       -----------------------------------
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2002                 8,196,687             402,738                 1      8,599,426

       Deferred gain on contribution to
          joint venture                          (8,000,000)                  -                 -     (8,000,000)
       -----------------------------------
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Balance, net, October 31, 2002         $     196,687          $  402,738   $             1     $   599,426
       ----------------------------------- ------------------ ------------------- ----------------- --------------


Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

5.      Mineral properties (continued):

        (a)    Democratic Republic of Congo:

               During fiscal 1997, the Company was informed by certain government officials of the Democratic Republic of Congo (the "DRC") that the Company had been awarded the Kolwezi Tailings Project (the "Project"). Subsequently, a communique issued by La Generale des Carrieres et des Mines ("Gecamines"), the State mining company in the DRC, indicated that there were irregularities in the awarding of this Project to the Company. As the status of the Project was uncertain at October 31, 1997, the Company wrote off all costs incurred with respect to the Project at October 31, 1997.

               During fiscal 1998, the Company entered into a joint venture agreement (the "JV Agreement") with Anglo American Corporation of South Africa Limited ("AAC") to bid to develop the Project in the DRC. The vehicle for the joint venture was Congo Mineral Developments Limited ("CMD") (incorporated in the British Virgin Islands), which was owned as to 50% by AAC and 50% by the Company.

               Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The intercompany loans between the Company and CMD fully eliminate on consolidation.

               Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounted for using the purchase method with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

               Under the terms of the JV Agreement, AAC previously funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project.

               The Company's initial 50% interest in the joint venture and the use of the proportionate consolidation method resulted in a deferred gain of $8,000,000 from the contribution of assets to the joint venture by the Company as the Company had previously written-off all costs in respect of the assets contributed. The deferred gain has been applied against capitalized mineral property costs.

               Since October 1998, CMD has signed and/or initialled various agreements with Gecamines and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. In November 2003, CMD, GDRC and Gecamines initialled a Contract of Association governing the Project and the ownership and management of Kingamyambo Musonol Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

               The Contract of Association recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliate up to the time of the exercise of the option. If one of IFC or IDC does not exercise its option, the other will have a right of first refusal over that option.


               Under the Contract of Association, the Tailings Exploitation Rights to the Project are to be transferred to KMT. CMD is to own 82.5% of KMT and Gecamines and GDRC are to own 12.5% and 5.0% respectively. Two payments totalling $15,000,000 will be made by KMT to Gecamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 will be made at the time of the transfer of the Tailings Exploitation Rights and the second instalment of $10,000,000 will be made following the completion of

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

5.      Mineral properties (continued):

        (a)   Democratic Republic of Congo (continued):

              all financing arrangements for the Project. The
              $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

              CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project, all within a time period of three years and six months from transfer date of the mining rights.

              The Contract of Association is to be formally executed following approval by the GDRC cabinet.

        (b)   Angola:

              During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence which comprises approximately 2,690 km2 in the Cuango River floodplain and an adjacent exploitation licence ("Camutue") which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

              During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties have agreed to the formation of a new company (now to be called "Luminas") which will exercise the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS will pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and articles of association of Luminas which collectively will govern the project. In the subsequent discussions it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years.

              IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

5.      Mineral properties (continued):

        (c)   Zambia:

              The Company has a prospecting licence, which covers approximately 950 km2, in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company's policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company wrote down the property to $1 during the year ended October 31, 2002 as it has not incurred any significant expenditures on the property since early in its 2000 fiscal year. The Company continues to hold the licence.

        (d)   Brazil:

             (i) Chapada property:

                   The Chapada diamond property comprised approximately 677 hectares near Chapado dos Guimaraes in the State of Mato Grosso, Brazil.

                   On May 28, 2001, the Company signed a sale and purchase agreement for the sale of the Chapada mineral properties and plant, equipment and motor vehicles to Chapada Brasil Mineracao Limitada ("CBM"). The total consideration for the mineral properties was $550,000 to be received over six months from the date of the agreement. As the carrying value exceeded the fair value of this consideration, the Company wrote down the Chapada mineral properties by $468,257 during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during the year ended October 31, 2001 and $275,000 during the year ended October 31, 2002.

             (ii) Santo Inacio properties:

                   The Santo Inacio diamond properties are approximately 1,380 hectares near Coromandel in the State of Minas Gerais, Brazil. During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

                   On July 18, 2001, the Company signed a sale and purchase agreement for the sale of the Santo Inacio mineral properties. The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale were received by the Company during the year ended October 31, 2002 following receipt of final regulatory approval from the Toronto Stock Exchange for the sale of the property.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

6. Mineral property evaluation costs:

        Amounts deferred in respect of mineral property evaluation costs consist of the following:

        Democratic Republic of Congo - Kipushi evaluation costs:

        ---------------------------------------------------------------- --- ---------------- --- ----------------
                                                                                        2003                 2002
        ---------------------------------------------------------------- --- ---------------- --- ----------------
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Balance, beginning of year                                       $        4,269,478   $        4,159,507

             Consulting                                                                   -                1,155
             Exploration office and accounting                                       15,273               17,540
             Legal                                                                   43,689               38,831
             Salaries                                                                41,689               47,419
             Travel                                                                  11,008                5,026
             ----------------------------------------------------------- --- ---------------- --- ----------------
                                                                                    111,659              109,971

        Contribution from joint venture partner                                     (50,000)                   -
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Balance, end of year                                             $        4,331,137   $        4,269,478
        ---------------------------------------------------------------- --- ---------------- --- ----------------
        ----------------------------------------------------------------------------------------------------------


        Democratic Republic of Congo:

        During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gecamines Agreement") with Gecamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gecamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gecamines. This starting date has not yet commenced.

        As part of the Gecamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gecamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gecamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gecamines and the Government of the Democratic Republic of Congo.

        The agreement also specifies that the Company and Gecamines will collaborate on exploration and development over the area of certain Gecamines concessions.

        On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gecamines.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

6. Mineral property evaluation costs (continued):

        On January 30, 2002, the Company signed a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gecamines, security of tenure is achieved via an agreement with Gecamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.


7.      Convertible loan:

         In May 2001, the Company reached a settlement agreement in respect of advances to a third party aggregating $800,000 (the "Convertible Loan") for final settlement of the Convertible Loan. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the Convertible Loan by $480,000 to $320,000 during the year ended October 31, 2001.


8.      Investment in joint venture:

        Amounts included in these financial statements related to the Company's interest in the Congo Mineral Developments Limited joint venture are as follows:

        --------------------------------------------------------------- --- ----------------- -- -----------------
                                                                                       2003                 2002
        --------------------------------------------------------------- --- ----------------- -- -----------------
        --------------------------------------------------------------- --- ----------------- -- -----------------

        Cash and cash equivalents                                       $                 -   $                -
        Loan receivable                                                                   -                    -
        Mineral properties                                                                -                    -
        Current liabilities                                                               -                    -
        Loan payable                                                                      -                    -
        Cash flows from investing activities                                              -             (517,851)

        --------------------------------------------------------------- --- ----------------- -- -----------------
        --------------------------------------------------------------- --- ----------------- -- -----------------


Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

9. Share capital:

        (a)  Authorized:

                 Unlimited common shares without par value.

        (b)  Issued:

             ----------------------------------------------------------- -- ----------------- -- -----------------
             ----------------------------------------------------------- -- ----------------- -- -----------------
                                                                                     Number
                                                                                  of shares               Amount
             ----------------------------------------------------------- -- ----------------- -- -----------------
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, October 31, 2001                                           32,197,355   $       39,243,378

             Shares released from escrow and returned to treasury
                (note 13(b))                                                        (64,535)                   -
             ----------------------------------------------------------- -- ----------------- -- -----------------
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, October 31, 2002                                           32,132,820           39,243,378

             For private placement, net of issuance costs (i)                     4,000,000            1,187,892
             For prospectus, net of issuance costs (ii)                          25,212,000           18,470,503
             For warrants exercised (i)                                             700,000              392,054
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, October 31, 2003                                           62,044,820   $       59,293,827
             ----------------------------------------------------------- -- ----------------- -- -----------------


               (i) In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more. A cash finder's fee of 5% of the financing was paid. In September 2003, 700,000 of these warrants were exercised for proceeds of CDN$525,000.

                    Subsequent to October 31, 2003, 1,575,000 warrants were exercised for proceeds of CDN$1,181,250. In addition, the accelerated expiry period was triggered as a result of the Company's shares trading for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more, since when a further 1,525,000 warrants have been exercised and proceeds of CDN$1,143,750 received. The expiry date of the remaining 200,000 unexercised warrants is now February 2, 2004.

               (ii) In  September  2003,  the  Company  completed  a  prospectus offering of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or (pound)0.50 per common share in the United Kingdom and other European jurisdictions) and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. Subsequent to October 31, 2003, 510,600 warrants were exercised for proceeds of CDN$561,660.

       (c) Share purchase warrants:

            ------------- ---------------- ------------- -------------- ------------- ---------------------------
                Balance,                                      Balance,
             October 31,                                   October 31,      Exercise
                    2002           Issued     Exercised           2003    price $CDN                 Expiry date
            ------------- ---------------- ------------- -------------- ------------- ---------------------------
            ------------- ---------------- ------------- -------------- ------------- ---------------------------

              3,550,000                -             -      3,550,000       CDN$3.50          October 4, 2004 or
                                                                                              earlier in certain
                                                                                                   circumstances
                      -        4,000,000      (700,000)     3,300,000       CDN$0.75            February 2, 2004
                      -        1,260,600             -      1,260,600       CDN$1.10          September 25, 2004
                      -        1,647,836             -      1,647,836       CDN$0.75           February 12, 2008
            ------------- ---------------- ------------- -------------- ------------- ---------------------------
            ------------- ---------------- ------------- -------------- ------------- ---------------------------

              3,550,000         6,908,436     (700,000)     9,758,436
            ------------- ---------------- ------------- -------------- ------------- ---------------------------
            ------------- ---------------- ------------- -------------- ------------- ---------------------------

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

9.      Share capital (continued):

       (c) Share purchase warrants (continued):

               (i) 3,550,000 warrants were issued during the year ended October 31, 1999. Each warrant may be exercised by the holder at any time up to and including October 4, 2004 into one common share of the Company by payment of CDN$3.50 per share. In addition, each warrant must be exercised by the holder into one common share of the Company by payment of CDN$3.50 per share no later than 30 days after the satisfaction of certain conditions. The principal conditions include the issuance of Presidential decrees by the President of the Democratic Republic of Congo ratifying various agreements governing the development of the Kolwezi Tailings Project and provided that within 90 trading days following the satisfaction of all other conditions the weighted average share price of all trades of the Company's shares on the Toronto Stock Exchange for any period of 30 consecutive trading days is CDN$3.20 per share or more. In the event that the Company issues further equity securities prior to the exercise of the warrants, the subscriber will be provided with the opportunity to subscribe for such number of shares as will result in the subscriber immediately following the further issue holding such percentage of the issued shares as is equal to the percentage of issued shares held by the subscriber immediately prior to such further issue.

               (ii) The  Company  has  granted  each of the IFC and the IDC (see note 5(a)) a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants may be increased by a maximum of 166,152 shares were all share purchase entitlements existing at February 12, 2003 and still outstanding at October 31, 2003 to be exercised in full.

                    Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the agreement. The remaining warrants vest in two tranches upon reaching certain milestones in the Kolwezi Tailings Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the year ended October 31, 2003 have an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. This fair value amount is included in consulting costs deferred in mineral properties and in contributed surplus.

          (d)  Share options:

               On January 12, 1998 the Company adopted a stock option plan (the "Plan"), which was subsequently amended on April 29, 1999 and on September 16, 2003. Under the Plan, the Board has sole discretion to award up to 5,600,000 options to directors and employees.

               The Plan states that:

               o the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company's issued and outstanding share capital;
               o the issuance to any one insider and such insider's associates, within a one year period, of a number of shares cannot exceed 5% of the Company's issued and outstanding share capital;
               o the option exercise price shall not be less than the market value of the Company's shares at the date of grant; and
               o    the maximum term of options granted is 10 years.

               Effective September 16, 2003, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder, rather than exercise options which he or she is entitled to exercise, may elect to terminate any such options, in whole or in part, and, in lieu of receiving shares to which the terminated options relate (the "Designated Shares"), receive that number of shares, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

9.      Share capital (continued):

          (d)  Share options (continued):

               immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

               The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

               Details of options granted are as follows:

             -------------------------------------------------------- --- ---------------- --- --------------------
             -------------------------------------------------------- --- ---------------- --- --------------------
                                                                                  Number          Weighted average
                                                                              of options              price (CDN$)
             -------------------------------------------------------- --- ---------------- --- --------------------
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2001                                         2,293,500                  $  0.97
                Cancelled / expired                                              (23,500)                   (0.60)
             -------------------------------------------------------- --- ---------------- --- --------------------
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2002                                         2,270,000                     0.98
                Granted                                                          886,000                     0.89
                Cancelled / expired                                             (225,000)                   (2.29)
             -------------------------------------------------------- --- ---------------- --- --------------------
             -------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2003                                         2,931,000                  $  0.85
             -------------------------------------------------------- --- ---------------- --- --------------------


              The following table summarizes information about the stock options outstanding at October 31, 2003:

             ----------------------------------- ---------------- ---------------------- -------------------------
             ----------------------------------- ---------------- ---------------------- -------------------------
                                                                       Weighted average          Weighted average
             Exercise price (CDN$)                        Number         remaining life     exercise price (CDN$)
             ----------------------------------- ---------------- ---------------------- -------------------------
             ----------------------------------- ---------------- ---------------------- -------------------------

             $0.60                                     1,220,000             1.95 years                   $  0.60
             $0.75                                       586,000             4.47 years                      0.75
             $1.10                                       800,000             0.50 years                      1.10
             $1.21                                       275,000             4.93 years                      1.21
             $2.15                                        50,000             0.75 years                      2.15
             ----------------------------------- ---------------- ---------------------- -------------------------

                                                       2,931,000             2.32 years                   $  0.85
             ----------------------------------- ---------------- ---------------------- -------------------------
             ----------------------------------- ---------------- ---------------------- -------------------------

              As at October 31, 2003, 2,718,000 options were vested with a weighted average exercise price of CDN$1.02. Options vest at various dates over their period of grant.

              On December 16, 2002, the Company granted 25,000 options exercisable at CDN$0.60 per share and 36,000 options exercisable at CDN$0.75 per share all expiring on February 19, 2007.

              On May 16, 2003, the Company granted 550,000 options exercisable at CDN$0.75 per share expiring on May 15, 2008.

              On October 3, 2003, the Company granted 275,000 options exercisable at CDN$1.21 per share expiring on October 2, 2008.

              Also during the year, directors holding a total of 215,000 options left the Company. The expiry dates for these options was adjusted to one year after the date that they left their respective positions.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

9.      Share capital (continued):

        (d) Share options (continued):

              Subsequent to October 31, 2003, a total of 40,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a total of 20,991 shares. In addition, a total of 115,000 options were exercised in the conventional manner for total proceeds of CDN$69,000.

              Also subsequent to October 31, 2003, the Company granted 610,000 options exercisable at CDN$1.50 per share expiring on November 23, 2008. A total of 430,000 options vest immediately on granting. The remaining 180,000 options vest on November 24, 2004.

              The stock-based compensation reflected in the financial statements was calculated using the Black-Scholes option pricing model assuming risk free interest rates ranging from 2.23% to 2.86%, a dividend yield of nil, an expected volatility ranging from 116% to 140%, and expected lives of stock options ranging from six months to three and a half years. The fair value of options existing as at September 16, 2003, the date of the amendment to the option plan to allow a cashless exercise, has been included in stock-based compensation as, for accounting purposes, these options are accounted for as new grants.

        (e) Contributed surplus:

             -------------------------------------------------------------------
             -------------------------------------------------------------------

             Granting of IFC and IDC warrants (note 9(c)(ii))       $ 225,000
             Stock-based compensation (note 9(d))                   1,870,310
             -------------------------------------------------------------------
             -------------------------------------------------------------------

                                                                    $2,095,310
             -------------------------------------------------------------------
             -------------------------------------------------------------------

10.     Income taxes:

        Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

        The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2003 are estimated as follows:

        --------------------------------------------------------------- --- ---------------- --- ----------------
        Future income tax assets:
             Non-capital loss carry forwards                                                 $         5,207,000
             Deferred mineral property expenditures                                                    3,041,000
             Property, plant and equipment                                                               117,000
             Share issue costs                                                                           235,000
        ---------------------------------------------------------------- -- ----------------- -- -----------------
        Total gross future income tax asset, before valuation allowance                                8,600,000
        Valuation allowance                                                                           (8,600,000)
        ---------------------------------------------------------------- -- ----------------- -- -----------------
        Net future income tax assets                                                          $                -
        ---------------------------------------------------------------- -- ----------------- -- -----------------


Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

10.      Income taxes (continued):

        The Company has non-capital losses carried forward in Canada of approximately $14.0 million, which are available to reduce future years' income for income tax purposes. These non-capital loss carry forwards expire as follows:

        --------------------------------------------------------------- --- ---------------- --- ----------------
        2004                                                                                  $       1,619,000
        2005                                                                                          1,701,000
        2006                                                                                          3,136,000
        2007                                                                                          2,106,000
        2008                                                                                          1,615,000
        2009                                                                                          1,808,000
        2010                                                                                          2,050,000
        ---------------------------------------------------------------- -- ----------------- -- ----------------
        ---------------------------------------------------------------- -- ----------------- -- -----------------

                                                                                              $       14,035,000
        ---------------------------------------------------------------- -- ----------------- -- -----------------
        ---------------------------------------------------------------- -- ----------------- -- -----------------

        In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

11.     Related party transactions:

        During the year ended October 31, 2003, the Company has paid or accrued an aggregate of $90,621 (2002 - $99,958; 2001 - $97,843) for legal services to law firms in which a director of the Company was a partner during the year.

        During the year ended October 31, 2001, the Company agreed to sell the Santo Inacio property to a significant shareholder. The sale of the Santo Inacio property completed during the year ended October 31, 2002, as described in note 5(d)(ii).


12.     Segmented information:

        The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

        ---------------------------------------------------------------- --- ---------------- --- -----------------
        ---------------------------------------------------------------- --- ---------------- --- -----------------
                                                                                       2003                  2002
        ---------------------------------------------------------------- --- ---------------- --- -----------------
        ---------------------------------------------------------------- --- ---------------- --- -----------------

        Democratic Republic of Congo                                     $        6,103,447   $        4,487,472
        Angola                                                                      719,595              402,738
        Zambia                                                                            1                    1
        United Kingdom                                                               17,207               24,256
        ---------------------------------------------------------------- --- ---------------- --- -----------------

                                                                         $        6,840,250   $         4,914,467
        ---------------------------------------------------------------- --- ---------------- --- -----------------
        ---------------------------------------------------------------- --- ---------------- --- -----------------


Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

13.     Commitments and contingencies:

        In addition to commitments and contingencies disclosed elsewhere in these financial statements, the Company is subject to the following items:

        (a)   Commitments:

              The Company is committed to payments under an operating lease for office premises through to March 2008 of approximately $80,000 per year.

              The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

        (b)   Contingency:

              The Company agreed when it acquired IDAS (note 5(b)) to assume certain liabilities claimed by the former IDAS shareholders, subject to their verification by audit, agreement or arbitration. Certain of the Company's shares were issued to the former IDAS shareholders, as an advance payment on such debt and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for part of this debt, the Company has disputed a significant portion of the amount claimed as owing to the former IDAS shareholders.

              As at October 31, 2003, 13,078 shares of the Company issued to settle this debt are held in escrow (2002 - 13,078) and the Company has not accrued in these financial statements for debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2002 - $246,000) as the Company has not been able to verify the debts.

14. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

        These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

        (a) Stock-based compensation:

              For Canadian GAAP, effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 9(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. As a result of applying this method, the Company has recorded stock-based compensation expense under Canadian GAAP of $1,870,310 for the year ended October 31, 2003 (2002 - nil; 2001 - nil).

              For US GAAP, the Company accounts for stock-based compensation provided to employees by the intrinsic value method and to non-employees by the fair value method. Pursuant to the Financial Accounting Standards Board EITF 00-23, Issue 31, certain options to employees granted or modified after January 18, 2001 are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee. The effect of variable option accounting is that a compensation expense is recorded in each period for these options to the extent that the market price of the Company's shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income. The stock-based compensation expense in respect of variable options under US GAAP, for the year ended October 31, 2003, would be $828,220. As the market price at October 31, 2002 and 2001 was not greater than the exercise price of these options, the compensation expense for the years ended October 31, 2002 and 2001 for these options is nil for US GAAP purposes.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

        (a) Stock-based compensation (continued):

              Stock options granted to non-employees for services rendered to the Company are accounted for under US GAAP based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned. The stock-based compensation expense in respect of stock options to non-employees under US GAAP, based upon the fair value of the options using an option pricing model, was $11,442 for the year ended October 31, 2001 (2003 and 2002 - nil) and would be a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2003. The significant assumptions used to estimate the market value of the options in the year ended October 31, 2001 included a risk free rate of return of 4.5%, a weighted average expected life of 4 years, expected volatility of 162% and expected dividends of nil.

              The differences between the application of the fair value method for Canadian GAAP and the intrinsic value and fair value methods, as appropriate, for US GAAP would result in reduction in stock-based compensation of $1,042,090 for the year ended October 31, 2003, no change for the year ended October 31, 2002, an increase of $11,442 for the year ended October 31, 2001 and a cumulative reduction of $836,537 as at October 31, 2003 (2002 - $205,553 increase).

              With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow. 375,000 common shares of the Company in escrow at October 31, 1997 became eligible for release during fiscal 1997 and therefore, $1,593,989 was charged to operations for US GAAP purposes in 1997. No charge was made or required under Canadian GAAP.

        (b) Proportionate consolidation:

              US GAAP requires that investments in joint ventures be accounted for under the equity method. As the Company's investment in the CMD joint venture was accounted for using the proportionate consolidation method, a difference would exist in the classification or display that would result from applying the equity method until May 31, 2002 (see notes 2(a) and 5(a)). However, rules prescribed by the SEC permit the Company, in the reconciliation to US GAAP, to omit differences in classification or display that result from using proportionate consolidation as the joint venture is an operating entity, and the significant financial operating policies are jointly controlled by all parties having an equity interest in the joint venture. The SEC has proscribed the disclosure of certain information with respect to the joint venture. This information is set out in note 8.

        (c) Impairment of long-lived assets and long-lived assets to be disposed of:

              US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for US GAAP purposes, the Company has expensed all mineral property exploration costs, land use costs and mineral property evaluation costs as incurred.

             For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

        (d) Shareholder contributions:

             During the year ended October 31, 1999, long-term debt payable of $375,000 to a significant shareholder was settled by the issuance of common shares. For Canadian GAAP purposes, the carrying value of the debt has been assigned to the shares issued. For US GAAP purposes, the fair value of the shares at the settlement date, being $94,984, would be assigned to the shares issued. The resulting gain of $280,016 would be recognized as a capital contribution since the creditor was a significant shareholder. As the resulting effect is a transaction within shareholders' equity, this difference is not presented separately in the attached tables.

        (e)  Reconciliation:

             The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:

             (i)   Assets:

                  ----------------------------------------------------- --- ---------------- --- -----------------
                  ----------------------------------------------------- --- ---------------- --- -----------------
                                                                                      2003                  2002
                  ----------------------------------------------------- --- ---------------- --- -----------------
                  ----------------------------------------------------- --- ---------------- --- -----------------

                  Assets, under Canadian GAAP                           $       26,396,636   $         7,179,570
                  Adjustment for mineral property exploration and
                    development (c)                                             (6,814,540)           (4,868,903)
                  ----------------------------------------------------- --- ---------------- --- -----------------

                  Assets, under US GAAP                                 $       19,582,096   $         2,310,667
                  ----------------------------------------------------- --- ---------------- --- -----------------

             (ii) Share capital and contributed surplus:

                   ---------------------------------------------------- --- ---------------- --- -----------------
                   ---------------------------------------------------- --- ---------------- --- -----------------
                                                                                      2003                  2002
                   ---------------------------------------------------- --- ---------------- --- -----------------
                   ---------------------------------------------------- --- ---------------- --- -----------------

                   Share capital and contributed surplus, under
                     Canadian GAAP                                      $       61,389,137   $        39,243,378
                   Adjustment for stock-based compensation for
                     non-employees (a)                                            (836,537)              205,553
                   Adjustment for escrow shares (a)                              1,593,989             1,593,989
                   ---------------------------------------------------- --- ---------------- --- -----------------

                   Share capital, under US GAAP                         $       62,146,589   $        41,042,920
                   ---------------------------------------------------- --- ---------------- --- -----------------

             (iii)  Deficit:

                   ---------------------------------------------------- --- ---------------- --- -----------------
                   ---------------------------------------------------- --- ---------------- --- -----------------
                                                                                      2003                  2002
                   ---------------------------------------------------- --- ---------------- --- -----------------
                   ---------------------------------------------------- --- ---------------- --- -----------------

                   Deficit, under Canadian GAAP                         $      (35,919,667)  $       (32,381,088)
                   Adjustment for stock-based compensation for
                     non-employees (a)                                             836,537              (205,553)
                   Adjustment for escrow shares (a)                             (1,593,989)           (1,593,989)
                   Adjustment for mineral properties and mineral
                     property evaluation costs (c)                              (6,814,540)           (4,868,903)
                   ---------------------------------------------------- --- ---------------- --- -----------------

                                                                        $      (43,491,659)  $       (39,049,533)
                   ---------------------------------------------------- --- ---------------- --- -----------------


Years ended October 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

        (e) Reconciliation:

             (iv) Loss and loss per share for the year:

                   ---------------------------------------- ------------------------------------------------------
                                                                           Years ended October 31,
                                                            ------------------------------------------------------
                                                            --- ------------- --- -------------- -- --------------
                                                                       2003               2002              2001
                   ---------------------------------------- --- ------------- --- -------------- -- --------------
                   ---------------------------------------- --- ------------- --- -------------- -- --------------

                   Loss for the year, under Canadian GAAP   $    (3,538,579)  $     (3,533,074)  $    (2,791,060)
                   Adjustment for stock-based
                     compensation for non-employees (a)           1,042,090                  -           (11,442)
                   Adjustment for mineral properties and
                     mineral property evaluation costs (c)       (1,945,637)         1,214,982          (138,165)
                   ---------------------------------------- --- ------------- --- -------------- -- --------------
                   ---------------------------------------- --- ------------- --- -------------- -- --------------

                   Loss for the year, under US GAAP         $    (4,442,126)  $     (2,318,092)  $    (2,940,667)
                   ---------------------------------------- --- ------------- --- -------------- -- --------------
                   ---------------------------------------- --- ------------- --- -------------- -- --------------

                   Basic and diluted loss per share,
                     under US GAAP                                 $  (0.12)          $  (0.07)         $  (0.09)
                   ---------------------------------------- --- ------------- --- -------------- -- --------------
                   ---------------------------------------- --- ------------- --- -------------- -- --------------

                   Weighted average number of common
                     shares outstanding                           37,116,816        32,119,742         32,119,742
                   ---------------------------------------- --- -------------- --- ------------- --- --------------
                   ---------------------------------------- --- -------------- --- ------------- --- --------------

             (v) Cash used in operating activities:

                   ---------------------------------------- -------------------------------------------------------
                                                                           Years ended October 31,
                                                            -------------------------------------------------------
                                                            --- -------------- --- ------------- --- --------------
                                                                        2003              2002               2001
                   ---------------------------------------- --- -------------- --- ------------- --- --------------
                   ---------------------------------------- --- -------------- --- ------------- --- --------------

                   Cash used in operating activities,
                     under Canadian GAAP                    $     (1,130,707)  $    (1,900,274)  $     (2,582,778)
                   Mineral properties and mineral
                     property evaluation costs (c)                (1,707,093)       (1,470,830)        (2,069,173)
                   ---------------------------------------- --- -------------- --- ------------- --- --------------

                   Cash used in operating activities,
                     under US GAAP                          $     (2,837,800)  $    (3,371,104)  $     (4,651,951)
                   ---------------------------------------- --- -------------- --- ------------- --- --------------
                   ---------------------------------------- --- -------------- --- ------------- --- --------------


             (vi) Cash used in investing activities:

                   ---------------------------------------- -------------------------------------------------------
                                                                           Years ended October 31,
                                                            -------------------------------------------------------
                                                            ---- ------------- --- ------------- --- --------------
                                                                        2003              2002               2001
                   ---------------------------------------- ---- ------------- --- ------------- --- --------------
                   ---------------------------------------- ---- ------------- --- ------------- --- --------------

                   Cash used in investing activities,
                     under Canadian GAAP                    $     (1,717,473)  $    (1,465,384)  $     (1,755,199)
                   Mineral properties and mineral
                     property evaluation costs (c)                 1,707,093         1,470,830          2,069,173
                   ---------------------------------------- ---- ------------- --- ------------- --- --------------

                   Cash provided by (used in) investing
                     activities, under US GAAP              $        (10,380)  $         5,446   $        313,974
                   ---------------------------------------- ---- ------------- --- ------------- --- --------------
                   ---------------------------------------- ---- ------------- --- ------------- --- --------------

Forward Looking Statements

This report contains "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning, among other things: the Company's plans for the Kolwezi Tailings Project, the Kipushi Project and the Angolan diamond project; the estimates of quantities of metals that will be found to be present in mineral deposits; the economic viability of the Company's mineral deposits; and the Company's plans for future growth and future debt and equity financings. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to: the interpretation of mineral exploration and development results, with respect to the geology, grade and continuity of mineral deposits; the potential for delays in the completion of feasibility studies; results of initial feasibility, prefeasibility and feasibility studies; the failure to obtain adequate financing on a timely basis; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; political risks involving operations in Democratic Republic of Congo and Angola; and other risks and uncertainties, including those described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, filed with the SEC and the Company's Annual Information Forms filed with the Ontario Securities Commission, all of which reports are incorporated herein by reference. Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. The Company does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Company for the years ended October 31, 2003, 2002, and 2001 and related notes (the "Consolidated Financial Statements"). Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in United States dollars.

Board of Directors and Management's Responsibility

The Consolidated Financial Statements, and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The Board of Directors is responsible for reviewing and approving financial information contained in the annual report, including the management's discussion and analysis, and overseeing management's responsibilities for the presentation and preparation of the financial information, maintenance of appropriate internal controls, management and control of major risk areas, and assessment of significant and related party transactions.

The Board of Directors carries out its responsibility for the Consolidated Financial Statements in this annual report principally through its Audit Committee, whose members are all unrelated directors. The Audit Committee reviews the Company's Consolidated Financial Statements and other information in the annual report, and recommends their approval by the Board of Directors.

Financial information presented elsewhere in the annual report is consistent with the audited Consolidated Financial Statements.

Critical Accounting Policies

The Company's Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

Management notes that its ability to finance additional exploration, other assessment and development work on its resource properties is contingent on the outcome of such activities and the availability of financing in capital markets: factors which are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets, and insolvency and liquidation, with a total loss to shareholders, could result.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. In conjunction with the amendment on September 16, 2003, to the stock option plan to allow cashless exercise of options, the Company, using the fair value method, accordingly expenses all stock-based payments granted after November 1, 2002, and has expensed as stock-based payments all options granted before that date and still outstanding as if such options had been newly granted on September 16, 2003. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are amortized over the vesting period. Consideration received on the exercise of stock options is recorded as share capital.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues

MANAGEMENT'S DISCUSSION AND ANALYSIS

and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and mineral property evaluation costs, and the determination of the existence and value of tax assets used to calculate future income tax liabilities and assets and the related valuation allowance. Actual results could differ from those estimates.

Results of Operations - Year Ended October 31, 2003 Compared to Year Ended October 31, 2002

The Company incurred a net loss for the year ended October 31, 2003 of $3,538,579 or $0.10 per share, compared to a net loss of $3,533,074, or $0.11 per share, in 2002.

Stock-based compensation expense of $1,870,310 in 2003 accounted for the majority of the loss during the year. There was no such expense recorded in 2002. The expense resulted from the Company adopting the new standards of the Canadian Institute of Chartered Accountants ("CICA New Standards") and from the amendment to the Company's Stock Option Plan permitting the cashless exercise of stock options. Most of the stock-based compensation expense resulted from the latter, as the CICA New Standards require all outstanding options at the date of modification to be valued as if granted at that date.

The Company did not incur any write-down of mineral properties in 2003. In 2002, the Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property.

Administration expenses in 2003 of $3,732,468 increased from $1,690,525 in 2002 due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2003 totaled $1,862,158. Increases were noted in investor relations, office and administration, professional fees and salaries and wages. These increases were partly offset by decreases in amortization and in travel and accommodation expenses.

Investor relations costs increased in 2003 to $196,929, from $115,669 in 2002. The increase was partly due to engaging external investor relations consultancy support from July 2002 onwards, whereas much of the workload involved was performed internally by the Company during the early part of the 2002 fiscal year. In addition, the Company devoted considerably more resources to investor relations in 2003 in preparation for raising finance.

Office and administration costs increased in 2003 to $321,650, from $284,909 in 2002. The increase was mainly the result of higher recruitment costs, and of higher service charges as the lease on the Head Office neared its expiry date. Furthermore, much of the Company's office and administration costs are incurred in British Pounds, and so the weakening of the US Dollar versus the Pound increased the reported US Dollar amounts.

Professional fees increased in 2003 to $372,336, from $306,560 in 2002. This primarily reflected the Company's decision to accrue for audit costs in respect of the current year rather than expense them as incurred, thus resulting in effectively a double expense in the 2003 result.

Salaries and wages costs increased in 2003 to $887,739, from $814,114 in 2002, due partly to the weaker US Dollar, as a number of the staff are paid in British Pounds, partly to extra days consulting work required during the fundraisings, and due to the filling of a previously vacant Head Office position.

Travel and accommodation costs decreased in 2003 to $33,530, from $106,681 in 2002, due to a decrease in the number of non-project related trips compared to the previous year.

Amortization decreased to $17,065 in 2003, from $31,550 in 2002, due to much of the Company's equipment having already been fully depreciated.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2002, resulted in a decrease in interest income in 2003 to $20,672, from $27,380 in 2002.

Mineral property evaluation costs decreased in 2003 to $4,021, from $45,151 in 2002, due to reductions in such activity as the Company focused its efforts on progressing its existing projects, and on the private placement, and the prospectus offering and AIM listing.

The Company recorded a foreign exchange gain in 2003 of $171,863, compared to a foreign exchange loss of $25,498 in 2002. The foreign exchange gain during 2003 is mainly the result of gains realized on the proceeds from the prospectus offering that occurred at the end of September 2003. The money was received in British Pounds and Canadian Dollars,

MANAGEMENT'S DISCUSSION AND ANALYSIS

both of which currencies increased in value in relation to the US Dollar subsequent to the prospectus being finalized. Owing to the large sums of money involved, this caused a large foreign exchange gain.

Results of Operations - Year Ended October 31, 2002 Compared to Year Ended October 31, 2001

The Company incurred a net loss for the year ended October 31, 2002 of $3,533,074, or $0.11 per share, compared to a net loss of $2,791,060, or $0.09 per share, in 2001.

The Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property. In 2001, the Company incurred a write-down of mineral properties of $468,257 and a write-down of convertible loans receivable of $480,000. The mineral property write-down related to the Chapada mineral properties in Brazil, whose carrying value was reduced to the amount recoverable pursuant to a sale and purchase agreement. The convertible loan write-down related to the Company's investment in Northern Mining and Geological Company TERRA, whose carrying value was reduced to $320,000: which amount was recovered under a final settlement agreement with this Russian company.

Administration expenses in 2002 of $1,690,525 decreased from $1,764,573 in 2001 due to further cost reduction efforts by the Company. These included decreased levels of investor relations, professional fees, and salaries and wages. These decreases were partially offset by an increase in travel and accommodation expenses.

Investor relations costs decreased in 2002 to $115,669, from $145,491 in 2001. Throughout the early part of the 2002 fiscal year much of the workload involved was performed internally by the Company. The Company is now focusing more effort on investor relations, and since July 2002 has engaged outside consultancy support.

Professional fees decreased in 2002 to $306,560, from $316,425 in 2001, due to reduced legal costs. This decrease was partially offset by costs incurred in preparation for fundraising expected to occur in the 2003 fiscal year.

Salaries and wages costs decreased in 2002 to $814,114, from $897,621 in 2001, due to a reduction in the number of staff at head office as well as in the subsidiaries.

Travel and accommodation costs increased in 2002 to $106,681, from $41,855 in 2001, due to an increase in the number of trips taken during the year as the Company had several negotiations on the subject of their properties in the Democratic Republic of Congo ("DRC"), participated in several meetings to provide industry input regarding the new DRC mining code, as well as increased trips in connection with future fundraising.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2001, resulted in a decrease in interest income in 2002 to $27,380 from $153,320 in 2001.

Other income increased in 2002 to $20,000, from $389 in 2001, due to an additional amount of $20,000 received regarding the Chapada mineral property. The payment was made in return for amending the agreement to provide for a later final payment of the consideration. The final installment was received during the second quarter of 2002.

The Company incurred a write-down of capital assets in 2001 of $43,177. This related to the land that was sold with the Chapada mineral properties in Brazil, and to office equipment and vehicles from the Zambian office whose carrying value was reduced to the anticipated sales value. No similar write-down occurred in 2002.

Mineral property evaluation costs decreased in 2002 to $45,151, from $197,442 in 2001, due to costs in Angola being expensed as incurred during the first half of 2001 when the status of the Angolan mineral property licence was uncertain.

Liquidity and Capital Resources

As at October 31, 2003, the Company had cash and cash equivalents of $19,267,489, compared to $2,065,220 at October 31, 2002, and had working capital of $18,629,220, compared to $1,947,823 at October 31, 2002.

The increases in cash and cash equivalents and in working capital at October 31, 2003 resulted from the private placement and prospectus offering during the year, partly offset by the operating activities discussed above and investments made in the Company's various Mineral Property Projects discussed below.

The private placement was of 4,000,000 units at a price of CDN$0.45 per unit, for net proceeds of $1,187,892. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days should the Company's

MANAGEMENT'S DISCUSSION AND ANALYSIS

shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or greater. A cash finder's fee of 5% of the financing has been paid. 700,000 of these warrants were exercised in September 2003, for proceeds received of CDN$525,000. Subsequent to year-end, a further 1,575,000 warrants were exercised for proceeds received of CDN$1,181,250. In addition, in late December 2003, the accelerated expiry period was triggered. The expiry date of the remaining 1,725,000 unexercised warrants is now February 2, 2004, and by January 22, 2004, exercise notices in respect of 1,525,000 of those, together with proceeds of CDN$1,143,750, have been received.

The prospectus offering was of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or (pound)0.50 per common share in the United Kingdom and other European jurisdictions). Contemporaneously with the prospectus offering, all the existing and to be issued common shares of the Company were admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. By January 22, 2004, one exercise notice in respect of 510,600 shares, together with proceeds of CDN$561,660, had been received.

The net proceeds of the private placement and prospectus offering will be used to fund the continued development of the Company's African projects, and for general working capital. To date, there have been no material differences in the use of these proceeds from that proposed and disclosed in the prospectus.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development and Financing Risk Factors discussed below.

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. 13,078 common shares of the Company remain held in escrow for the same reason.

Mineral Property Projects

As at October 31, 2003, amounts capitalized in respect of mineral properties increased to $2,483,404, from $599,426 at October 31, 2002, as a result of exploration and development costs incurred during the year. Capitalized mineral property evaluation cost increased to $4,331,137 at October 31, 2003, from $4,269,478 at October 31, 2002, reflecting net costs incurred in relation to the Company's Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the "Agreement") with Anglo American Corp. of South Africa Limited ("AAC") to develop the Kolwezi Project (the "Project") in the DRC. The vehicle for the Project is CMD (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC was paid cash equal to 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounting for using the purchase method, with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

In February 2003, the Company agreed a framework for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If one of the IFC or IDC does not exercise its option in full, the other will have a right of first refusal over the balance of that option.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Since October 1998, CMD has signed and/or initialed various agreements with La Generale des Carrieres et des Mines ("Gecamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. A new Mining Code was implemented in the DRC in early 2003 and, as a result, the terms of the Project required to be renegotiated.

In November 2003, CMD, GDRC and Gecamines initialed a new Contract of Association ("CoA"). This will govern the Project, and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company to be incorporated in the DRC to own the mining title to the tailings and to develop the Project.

Under the CoA, the Tailings Exploitation Permit for the Kolwezi Project is to be transferred to KMT. CMD is to own 82.5% of KMT, and Gecamines and GDRC are to own 12.5% and 5.0% respectively. Two payments, totaling $15,000,000, will be made by KMT to Gecamines as consideration for the tailings exploitation rights. The first installment, of $5,000,000, will be made at the time of the transfer of the Tailings Exploitation Permit. The second installment, of $10,000,000, will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and any other participating parties (the CoA recognizes the Company's framework agreement with the IFC and IDC), based on their pro rata ownership of the Project excluding Gecamines' and GDRC's shareholdings. Under the CoA, during each year from the start of production until senior debt and subordinated loans have been fully reimbursed, Gecamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined). Thereafter, Gecamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete a bankable feasibility study, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project, all within a time period of three years and six months from the transfer of the Tailings Exploitation Permit to KMT.

The CoA is to be formally executed following approval by the GDRC cabinet.

Much of the necessary feasibility study work has been completed. In particular the resource is clearly established, as too is the process flowsheet following a substantial and fully integrated pilot plant programme. An Environmental and Social Audit and Scoping Study has also been completed, and constitutes the first stage of an Environmental and Social Impact Assessment. Costs to develop the project to commercial production are expected to be in the range of $330 million, which the Company anticipates financing by way of a contribution of project debt and equity interests and/or issuance of debt and equity interests of the Company.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gecamines Agreement") with Gecamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gecamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase. This starting date has not yet occurred.

As part of the Gecamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the zinc-copper ore, and an examination of the viability of the re-treatment of existing tailings. The Gecamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gecamines Agreement does not give the Company any interests in the Kipushi project. The Company will only acquire interests in the Kipushi project if satisfactory results are obtained from the feasibility studies and if satisfactory agreements can be negotiated with Gecamines and the GDRC.

On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Based Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint venture account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gecamines.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On January 30, 2002, the Company signed a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gecamines, security of tenure is achieved via an agreement with Gecamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Kumba of $300,000) over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

Negotiations with Gecamines continued during 2003, but the parties have primarily focused on finalizing the necessary agreements related to the Kolwezi Project. Once these agreements are finalized, which is expected in January 2004, the Company expects to begin final negotiations with Gecamines and the GDRC over the Kipushi Project.

Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence, which comprises approximately 2,690 km2 in the Cuango River floodplain, and an adjacent exploitation licence ("Camutue"), which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the obligations of the parties, including the formation and ownership structure of a new company (now to be called Luminas), which will exercise the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties, set out the repayment terms of the loans from cash flows, and call for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS will pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas is to be comprised of five members, three of whom will be nominated by IDAS. The parties are now finalizing the text, which will require Angolan government approval, of a more detailed Prospecting Contract and Mining Contract for the respective licences, and also finalizing the articles of association of Luminas. Collectively, these instruments will govern the project. In these finalization discussions it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Solwezi Property, Zambia

The Company has a prospecting licence, which is approximately 950 km2, in the Solwezi District in the Republic of Zambia. The licence was renewed for a period of two years commencing on January 29, 2002. As the Company had not incurred any significant expenditures on the property since early in its 2000 fiscal year, it wrote down the property to $1 during the year ended October 31, 2002 in accordance with Canadian generally accepted accounting principles. The Company continues to hold the licence, and to evaluate future possibilities with respect to it.

The licence is situated adjacent to the border of the DRC near the Kipushi mine. A drilling and exploration programme carried out in fiscal 2000 concluded that although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General Risk Factors

The Company is exposed to a number of general risks that could impact its assets and liabilities, financial position, and future prospects. Some risks are substantially outside the control of the Company. These include:

o Changes in the general economic outlook may have an impact on the Company and its level of exploration and development activities. Such changes include:
     >> adverse changes in cobalt, copper, zinc and diamond prices reducing the economic viability of projects.
     >> changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, remittability of foreign currency, and the importing and exporting of minerals.
     >> strength of the equity and share markets in Canada, the UK, and throughout the world.
o Failure of counterparties to meet their obligations under sales contracts or joint venture agreements.
o Civil unrest and armed conflicts, which have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include:

o The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals.
o Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. These assessments include the particular attributes of the mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.
o The economic feasibility of any individual project is based upon estimates of inter alia mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns may differ materially from those contained in feasibility studies.
o The agreements on the Kolwezi and Angolan projects are subject to the ratification and approval of the GDRC and the Angolan government respectively.
o The agreement with Gecamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gecamines and the GDRC.
o The Company's mineral operations are located in emerging nations, and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook

The Company's focus is on the evaluation of its existing Mineral Property Projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results and the availability of the required financing on acceptable terms, the Company intends then to develop the Mineral Property Projects.

Specifically, the Company intends to:

o finalize the initialed CoA with Gecamines and the GDRC regarding the Kolwezi Project;
o incorporate KMT, and ensure that the Kolwezi Tailings Exploitation Permit is transferred to it;
o complete a full Feasibility Study (including, inter alia, an Environmental and Social Impact Assessment, detailed and value engineering, and marketing studies) on the Kolwezi Project;
o negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gecamines, and secure tenure with regard to the Kipushi Project;
o through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;
o finalize detailed agreements with Endiama and Twins concerning the commercial terms governing the prospecting and exploitation of diamond deposits on the Angolan properties, and obtain Angolan government approval therefor;
o incorporate Luminas to commence evaluation of the Camutue exploitation licence and exploration of the Cuango River Floodplain prospecting licence at the earliest opportunity;
o continue to evaluate new mineral property acquisition opportunities as they arise;
o finance these activities through a combination of existing resources, additional debt or equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company's position because future events and circumstances may not occur as expected.

Selected quarterly information

                                                        2003                                           2002
                        --------------------------------------------------------- --------------------------------------------------
                            Q1        Q2         Q3          Q4        Total          Q1        Q2       Q3        Q4     Total
                        --------------------------------------------------------- --------------------------------------------------

Administration costs     $ 477,976 $ 546,375  $386,137  $2,321,980  $ 3,732,468  $ 375,778  $ 435,864 $433,873 $ 445,010  $1,690,525

Interest income          $   1,980 $  1,864   $  3,007  $   13,821  $    20,672  $  11,057  $   6,991 $  6,129 $  3,203   $   27,380

Gain on sale of property $   -     $    375   $     -   $     -     $       375  $    -     $    -    $ 10,376 $    270   $   10,646
plant and equipment

Other income             $     -   $  5,000   $     -   $     -     $     5,000  $  20,000  $    -    $    -   $    -     $   20,000

Write-down of mineral    $    -    $    -     $     -   $     -     $      -     $    -     $    -    $    -   $1,824,127 $1,824,127
properties

Write-down of amounts    $    -    $    -     $     -   $     -     $      -     $   3,852  $    -    $    -   $    1,947 $    5,799
receivable

Mineral property         $ 12,305  $    -     $    895  $   (9,179) $     4,021  $   8,111  $  20,509 $  7,847 $    8,684 $   45,151
evaluation costs

Foreign exchange loss    $(16,333) $  7,482   $ 23,687  $ (186,699) $  (171,863) $  (7,566) $   8,730 $  3,626 $   20,708 $   25,498
(gain)

Loss for period          $ 471,968 $546,618   $407,712  $2,112,281  $ 3,538,579  $ 349,118  $ 458,112 $428,841 $2,297,003 $3,533,074

Basic and diluted loss   $  0.01   $   0.02   $   0.01  $     0.05  $      0.10  $    0.01  $   0.01  $   0.01 $    0.07  $     0.11
per share


                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS


Reporting Issuer Name:              America Mineral Fields Inc.

Participation Fee for the
Financial Year Ending:              October 31, 2003


Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the
U.S.)


Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the             62,044,820
issuer's most recent financial year
Simple average of the closing price of that class or series as of the last trading day of each
of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)             $ 0.7675
                                                                                            X
Market value of class or series                                                             = $47,619,399.35

                                                                                                               $47,619,399.35
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the
financial year)
                                                                                                                         -
                                                                                                               ------------

Market value of corporate debt or preferred shares of Reporting Issuer or
Subsidiary Entity referred to in Paragraph 2.5(b)(ii):                                                                    -
                                                                                                               ------------
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares)                                                   -
                                                                                                               ------------

Total  Capitalization  (add  market  value  of  all  classes  and  series  of  equity
securities and market value of debt and preferred shares) (A) + (B) =                                         $47,619,399.35
                                                                                                               --------------

Total fee payable in accordance with Appendix A of the Rule                                                       $ 2,500.00
                                                                                                                  -----------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)                                                       -
                                                                                                             ----------------

Total Fee Payable $1,000   x   7/12                                                                                $ 2,500.00
                                                                                                                   ==========

Late Fee, if applicable                                                                                                   -
                                                                                                             ----------------
(please include the calculation pursuant to section 2.9 of the Rule)



2.  Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
                                                                                                                  -----------
Contributed surplus
                                                                                                                  -----------
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
                                                                                                                  -----------

Long term debt (including the current portion)
                                                                                                                  -----------
Capital leases (including the current portion)
                                                                                                                  -----------
Minority or non-controlling interest
                                                                                                                  -----------
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)
                                                                                                                  -----------
Any other item forming part of shareholders' equity and not set out specifically above
                                                                                                                  -----------
Total Capitalization
                                                                                                                  -----------
Total Fee payable pursuant to Appendix A of the Rule
                                                                                                                  -----------
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable       x    Number of months remaining in
                             financial year year or elapsed since most recent
                             financial year
                             ------------------------------------------------
                                       12
                                                                                                                  -----------
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)
                                                                                                                  -----------

3.  Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
--------------------------
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule): Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year
                                                                                                -----------
Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X
                                                                                                -----------
Percentage of the class registered in the name of, or held beneficially by, an Ontario
person                                                                           X
                                                                                                -----------
(Repeat the above calculation for each class or series of equity or debt securities of
the reporting issuer)                                                            =
                                                                                                                  -----------
Capitalization (add market value of all classes and series of securities)
                                                                                                                  -----------
Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
                                                                                                                  -----------
Contributed surplus
                                                                                                                  -----------
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
                                                                                                                  -----------
Long term debt (including the current portion)
                                                                                                                  -----------
Capital leases (including the current portion)
                                                                                                                  -----------

Minority or non-controlling interest
                                                                                                                  -----------
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)
                                                                                                                  -----------
Any other item forming
part of shareholders' equity and not set out specifically above
                                                                                                                  -----------
Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X
                                                                                                                  -----------
Capitalization
                                                                                                                  -----------
Total Fee payable pursuant to Appendix A of the Rule
                                                                                                                  -----------
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable     x         Number of months remaining in
                                financial year year or elapsed since most recent
                                financial year
                                ------------------------------------------------
                                                     12
                                                                                                                  -----------
Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)
                                                                                                                  -----------


                             Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

[COMPUTERSHARE LOGO OMITTED]                Computershare Investor Services Inc.
                                            Stock Transfer Services
                                            Montreal Trust Centre
                                            510 Burrard Street
                                            Vancouver, British Columbia
                                            Canada V6C 3B9
                                            Tel:     604.661.9400
                                            Fax:     604.661.9549

February 9, 2004

To:      All Applicable Commissions & Exchanges

Dear Sirs:

Subject: America Mineral Fields Inc.

We confirm that the following material was sent by pre-paid mail on February 5th, 2004 to the registered shareholders of Common shares of the subject
Corporation:

         A Annual Report 2003 including President's Message to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements for the years ended October 31, 2003, 2002 and 2001 (Expressed in United States dollars)

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.


Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone:        604.661.9400 (ext 4504)
Fax:              604.683.3694

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date February 6, 2004                    By:      /S/ "Paul C. MacNeill"
     ----------------                             ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director